SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended February 2001	Commission file number 000-31645

BIRCH MOUNTAIN RESOURCES LTD.
(Exact name of the registrant as specified in its charter)

ALBERTA, CANADA
(Jurisdiction of Incorporation or Organization)

3100, 205 - 5TH AVE. S.W., CALGARY, ALBERTA, CANADA T2P 2V7
(Address of Principal Executive Offices)

Telephone (403) 262-1838

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

        If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

BIRCH MOUNTAIN RESOURCES LTD.

NEWS RELEASE DATED FEBRUARY 16, 2001

CALGARY, February 16, 2001 - Birch Mountain Resources Ltd. (BMD:CDNX) issued a news release on September 27, 2000, which stated that the company had agreed with the Canadian Venture Exchange (CDNX) to an independent technical audit. The CDNX retained Associated Mining Consultants Ltd. (AMCL) of Calgary to conduct the technical audit.

Birch Mountain Resources Ltd. considers the audit process to be flawed and disagrees with a number of the conclusions.

The following are AMCL's conclusions:

All the assay results quoted in the BMD news releases are supported by assay certificates or reports from laboratories. There is no evidence to suggest that any of the samples were tampered with in any manner.

In our opinion, there is limited disclosure of negative results, repeated disclosure of the same positive results in different contexts and promotional and misleading statements in the BMD news releases.

The Company believes that it has identified nano-particulate material (nano-clusters) in slides prepared for scanning electron microscopy (SEM) through use of energy dispersive X-ray analysis. The Company believes that normal mining assay methodologies have not established the presence of gold, reliably or reproducibly, as the gold occurs in a new form which is not amenable to aqua regia leach or fire-assay pre-concentration. It is our opinion that even if gold or other precious metals are present in the samples, the concentrations are so low as to be near to or below the detection limit of the analytical methods.

It is our opinion that the majority of competent assayers examining the BMD data would come to the conclusion that there is little precious metal in the BMD samples of Athabasca rocks and that the sporadic positive results reported are due to interferences, contamination or other known reasons. The only convincing evidence that would be accepted that there is significant metal values in the Athabasca rocks is for BMD to consistently produce gold or other precious metal, in metallic form, from their samples, which, so far, they have failed to do.

BMD claim to have identified a new form of naturally occurring precious metal. The nano-particles identified by BMD are analysed as non-precious metal (the specific metal is not identified at the request of BMD). The CANMET report specifically states that the non-precious metal is crystalline and gives its crystal structure as the face-centred cubic structure. No precious metal nano-particles have been observed by BMD. It is therefore misleading to suggest that BMD have confirmed a new form of naturally occurring precious or other metal.

It would be presumptuous to totally dismiss the theories of BMD regarding the potential for precious metals as nano-particles or micro-particles in the Athabasca rocks. However, such work is the domain of research institutions rather than a junior mining company. If the company is to pursue this high-risk research as its main activity, then this should be made clear to the investing public. AMCL is of the opinion that the current research focus represents a “material change of business” for the Company.

AMCL is of the opinion that BMD’s research is based on a hypothesis that does not permit verification by conventional and internationally accepted assay or chemical methodologies. At this time we cannot recommended any testing program.

BMD has insisted that any references within the text of this report, that refer to, or may possibly compromise, a U.S. patent application be deleted. AMCL has suggested to Birch that this represents an area of concern for the Exchange, as to whether BMD actually has any specific item or technology which may in fact be patentable. AMCL has raised this issue with Officers of the Company but at the date of this report has not received any answer or suggestion as to how to resolve this issue.

AMCL has obtained and had analysed, commercially available gold colloid sols in the 5 nm particle size range using conventional (mining) assay methodologies.

FOR FURTHER INFORMATION, PLEASE CONTACT:
Douglas Rowe, President & CEO or
Don Dabbs, Vice President & CFO
Birch Mountain Resources Ltd.
Tel 403.262.1838 Fax 403.263.9888
Internet Home Page http://www.birchmountain.com

The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

BIRCH MOUNTAIN RESOURCES LTD.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

BIRCH MOUNTAIN RESOURCES LTD.
March 15, 2001	By: /s/ Douglas Rowe Douglas Rowe President & Chief Executive Officer